CENTRAL PUERTO S.A.’s ANNUAL AND SPECIAL SHAREHOLDERS’ MEETING No. 78

On April 30, 2021, at 11:45, the Chairman of CENTRAL PUERTO SOCIEDAD ANÓNIMA (the “Company”), Mr. Osvaldo Arturo RECA, who is in the City of Buenos Aires, grants the floor to Mr. Secretary so as to commence the Annual and Special Shareholder’s Meeting (hereinafter, the “Meeting”). Mr. Leonardo Marinaro, acting in his capacity as Secretary, takes the floor and informs due to the health emergency as a result of the COVID-19 pandemic declared by the World Health Organization, the Argentine government issued Decree No. 235/1 dated April 8, 2021 (as amended by Decree 241/21 dates April 15, 2021) whereby it established prevention measures to be fulfilled so as to mitigate the spread of COVID-19 and its health impact until April 30, 2021 inclusive. Within the context of this health emergency, the Argentine Securities Commission (“CNV”) issued the CNV General Resolution No. 830 on April 3, 2020, which establishes that the governing bodies of the issuer entities under its control may hold remote meetings, even though their Bylaws do not contemplate such meetings, provided the following minimum requirements are met: 1. The issuer entity must ensure that all shareholders with the right of voice and to vote have free accessibility to all the meetings; 2. The communication channel must enable the simultaneous transmission of sounds, images and words throughout the whole meeting, as well as its recording in digital support; 3. The call to the meeting, as well as its appropriate legal and statutory notice, must express the chosen communication channel in a clear and simple manner, its access method so as to enable their participation and the procedures established for remote voting by digital means. Moreover, the email referred to in the following item must be sent; 4. Shareholders shall notify their attendance to the meeting through an email that the issuer entity establishes to that effect. In case of proxies, the proper authorizing instrument, sufficiently certified, must be issued to the entity within five (5) working days prior to the meeting; 5. The minutes must expressly include the persons who participated in the remote meeting, and the capacity in which they are acting, the place where they are and the technical mechanisms used. Upon the termination of the minutes, the Company shall transcribe the appropriate information as declared at the moment of the admission to the Meeting, which is duly recorded. 6. The issuer entity must keep a copy of the meeting in a digital support for five (5) years, which must be available for any shareholder who requests it. 7. The Statutory Audit Committee must perform its duties throughout the whole meeting, in order to ensure the proper compliance with the legal, regulatory and statutory dispositions, especially with the minimum requirements established by the dispositions. In case the Bylaws do not include the possibility of holding remote meetings, as is the case of the Company, the following requirements must also be met: 1. In addition to the legal and statutory publications, the issuer entity must spread the call through all reasonably necessary means, in order to safeguard the rights of its shareholders. 2. As a second measure, in order to discuss the first item on the Agenda, quorum for the shareholders’ special meetings must be present, and in order to hold the remote meeting, the majority required for the modification of the Bylaws must be met. Based on the foregoing, Mr. Secretary informs that all the requirements included in the dispositions are met and that this Meeting is being recorded as from the entry of the participants to the virtual lobby, whether an authority or a shareholder, all the identification and legal capacity information is provided, expressing full names, showing the front and back of their identity documents to the camera, telephone number or cell phone number so as to communicate in the event of any technological inconvenient during the Meeting, whether it is a principal or a proxy, in the latter case, so as to prove their identity, proxies are asked to send the instrument appointing them by email or WhatsApp if they have not send it before, and finally, prior to the Meeting, all the participants have been informed in a clear and simple manner of the means of communication chosen and the access method in order to enable such participation duly beforehand. Afterwards, Mr. Marinaro informs that this Meeting is held with the presence of Mr. Marcos Palomba, representing CNV and Mrs. Mariela Bertola, representing Bolsas y Mercados Argentinos S.A. (“BYMA”). Furthermore, he informs that the following directors, apart from Mr. Chairman, are present: Juan José Salas, Diego Petracchi, Tomás Peres, José Luis Morea, Tomás White, Marcelo Suva, Cristián Lopez Saubidet, Jorge Eduardo Villegas and Guillermo Rafael Pons. In addition, the Meeting is held with the presence of the members of the Statutory Audit Committee: Carlos Cesar Adolfo Halladjian, Juan Antonio Nicholson and Eduardo Antonio Erosa. Moreover, it is informed that Director Miguel Dodero has communicated he is not attending the meeting. Mr. Marinaro proceeds to put on record that 39 shareholders are present, 31 by proxy and 8 on their own behalf, and altogether represent 1,105,306,280 common shares with one (1) vote per share and each share has a nominal value of Ps.1. Such shares represent a total capital of $1,105,306,280 with right to 1,105,306,280 votes and they represent 73% of the current capital stock of $1,105,306,280 and of the total outstanding shares with right to vote. The shares, votes, names of the Shareholders and their proxies, domiciles and identity documents shall be duly placed on the Shares and Meetings Attendance Book and, once the emergency measures in force are lifted, the signature thereof shall be arranged with the attendees to the meeting. It is put on record that the shares certificates have been presented pursuant to section 238 of the Argentine Business Entities Act No. 19550 (“LGS”), CNV Regulations (Restated text 2013), Resolution No. 622/2013 as amended (“CNV regulations”), and the CNV General Resolution No. 830. In order to enable the smooth development of the Meeting, Mr. Secretary requests the Shareholders to follow the following instructions: 1) Acting capacity: unless otherwise stated, the intervention of each of the proxies of the shareholders in this Meeting shall be considered on behalf of such shareholder or shareholders they represent as per the Shares and Meetings Attendance Book. 2) To ask for the floor: raise your physical hand in front of the camera and send a message through the chat asking for the floor. Then, the Chairman shall determine the granting of the floor to the shareholders or proxies, identifying them, in order to ensure the order of the act. 3) To cast the vote: To keep the order, the Chairman, at the moment of voting, and after the first motion is exposed, shall ask each of the shareholders and/or their proxy about their vote, identifying each of them with their full name in order to cast the vote. The same will be performed for each motion proposed. 4) Finally, due to the number of participants, the Secretary asks the participants to mute their microphones, except when they want to participate, motion and/or vote, pursuant to the previous instructions. After this, the Chairman takes the floor and informs that the legal quorum to hold the Meeting validly is present, the Meeting commences and the first item on the Agenda is placed for consideration: 1) CONSIDERATION ON HOLDING THE SHAREHOLDERS’ MEETING REMOTELY AS PER CNV GR No. 830/2020. Mr. President informs that the quorum required for the Shareholders’ Special Meetings is present, and that the decision must be adopted by the majority required for the modification of the Company Bylaws. The proxy of shareholder José Luis D’Odorico takes the floor and proposes the motion for approving the holding of the remote Shareholders’ Meeting as per the terms of CNV GR No. 830. The motion is put to vote. Then, the proxy of shareholder Citibank N.A. – Central Puerto S.A. (“Citibank”) states that he casts 358,406,100 votes in favor of the motion of the proxy of shareholder D’Odorico, 1,153,880 negative votes, and he abstains from casting 127,530 votes. Afterwards, the remaining shareholders casted their positive votes towards the motion of shareholder José Luis D’Odorico’s proxy. In virtue thereof, the proposal of the proxy of shareholder D’Odorico is approved by the majority of legitimate votes possible to be cast, with the negative vote of Citibank shareholder with 1,153,880 votes, and the abstention of 127,530 votes by the same shareholder. Then, the second item on the Agenda is put for consideration: All shareholders having cast their votes, the proposal about the approval of the Preliminary Resolution is approved unanimously by the legitimate votes possible to be cast. Then, the Chairman puts for consideration the first item on the Agenda: 2) APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MINUTES: The shareholder José Luis D’Odorico’s proxy takes the floor and proposes the appointment of shareholder Marcelo Atilio Suvá and the proxy of shareholder Gonzalo Pérès Moore to sign the minutes of this Meeting. The motion is put to vote. Then, the proxy of shareholder Citibank states it issues 359,496,520 positive votes towards the motion of shareholder D’Odorico’s proxy; 55,490 negative votes and that it abstains from casting 135,500 votes. Then, each of the remaining shareholders casted their affirmative votes towards the motion of shareholder José Luis D’Odorico’s. In virtue thereof, the proposal of shareholders D’Odorico’ proxy is approved by the majority of the votes possible to be casted, with the negative vote of shareholder Citibank with 55,490 votes and tits abstention of 135,500 votes. Then, the third item on the Agenda is put to vote: 3) CONSIDERATION OF THE ANNUAL REPORT AND ITS ANNEX; THE CONSOLIDATED STATEMENT OF INCOME; THE CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME; THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION; THE CONSOLIDATED STATEMENT OF CHANGES IN EQUITY; THE CONSOLIDATED STATEMENT OF CASH FLOW; NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AND ANNEXES; THE SEPARATE STATEMENT OF INCOME; THE SEPARATE STATEMENT OF COMPREHENSIVE INCOME; THE SEPARATE STATEMENT OF FINANCIAL POSITION; THE SEPARATE STATEMENT OF CHANGES IN EQUITY; THE SEPARATE STATEMENT OF CASH FLOW; NOTES TO SEPARATE FINANCIAL STATEMENTS, INFORMATION REPORT, AUDITOR’S REPORT AND THE COMPANY’S STATUTORY AUDIT COMMITTEE REPORT. ALL THESE DOCUMENTS ARE WITH RESPECT TO THE FISCAL YEAR ENDED DECEMBER 31, 2020. In this regard, Mr. Chairman informs that the documents under consideration have been duly made available to the shareholders, prior to this Meeting and within the regulatory terms, and have been duly submitted to the CNV and BYMA. Furthermore, he informs that in addition to the mentioned documents, the Annual Report by the Supervisory Committee of the Company was made available to the Shareholders, which includes the treatment given to the issues under its competence established in section 110 of the Capital Market Law No. 26831, as well as Chapter III, Title II of CNV Regulations, for the period ended on December 31, 2020. After this, the proxy of shareholder D’Odorico takes the floor and proposes to: (i) omit the reading of the documents under consideration for the Shareholders are aware of their content as they have duly been made available prior to this Meeting and within the correspondent regulatory terms; (ii) approve the Consolidated Comprehensive Income Statement, the Consolidated Statement of Financial Position, the Consolidated Statement of Changes in Shareholders’ Equity, the Consolidated Cash Flow Statement and the notes to the Consolidated Financial Statements and Annexes as submitted by the Board of Directors; (iii) approve the Annual Report and its Annexes as submitted by the Board of Directors; (iv) approve the Separate Financial Statements, the Separate Statement of Comprehensive Income, the Separate Statement of Financial Position and the notes to the Separate Financial Statements as submitted by the Board of Directors; (v) approve the Independent Auditor Reports and the Report of the Statutory Audit Committee for the period ended December 31, 2020; (vi) approve the additional information according to CNV Regulations as submitted by the Board of Directors; and (vii) authorize the Board to accept eventual amendments that the respective comptroller entities require, provided they are not rejected by the Statutory Audit Committee or the certifying accountant. The motion by the proxy of shareholder D’Odorico is put to vote. The proxy of shareholder Citibank takes the floor, who casts 339,931,480 votes in favor of the motion by the proxy of shareholder D’Odorico, 57,880 negative votes, and it abstains from casting 19,698,150 votes. Then, each of the remaining shareholders casted their affirmative votes towards the motion of shareholder José Luis D’Odorico’s proxy. In virtue thereof, the proposal of shareholders D’Odorico’ proxy is approved by the majority of the votes possible to be casted, with the negative vote of shareholder Citibank with 57,880 votes and its abstention of 19,698,150 votes. Then, the fourth item on the Agenda is placed for consideration: 4) CONSIDERATION OF THE INCOME FOR THE PERIOD AND THE PROPOSAL BY THE BOARD OF DIRECTORS TO ASSIGN THE FOLLOWING AMOUNTS IN THOUSANDS OF ARGENTINE PESOS: A) $344,596 FOR THE STATUTORY RESERVE, AND B) $6,547,325 FROM THE REMAINING BALANCE FROM THE INCOME FOR THE PERIOD TO INCREASE THE VOLUNTARY RESERVE UNDER THE TERMS OF SECTION 70 OF THE ARGENTINE BUSINESS ENTITIES ACT, WHICH MAY BE ALLOCATED TO: (I) THE INVESTMENT PROJECTS ALREADY UNDERTAKEN, AND/OR (II) FUTURE INVESTEMENTS MADE BY THE COMPANY AND/OR ITS SUBSIDIARIES RELATED TO THE NEW PROJECTS AS THE ACQUISITION OF ASSETS THAT MAY BE APPROVED BY THE BOARD OF DIRECTORS, AND/OR (III) PAYMENT OF DIVIDENDS BASED ON THE EVOLUTION OF THE FINANCIAL POSITION OF THE COMPANY AND THE COMPANY’S DIVIDEND DISTRIBUTION POLICY IN FORCE. CONSIDERATION AND APPROVAL OF THE PAYMENT OF THE PROFIT-SHARING BONUS, PURSUANT TO SECTIONS 12 AND 33 OF THE BYLAWS. The Chairman takes the floor and informs the participants that the net income in thousands of Argentine pesos for the period ended December 31, 2020 is $6,891,921. Pursuant to the Argentine Business Entities Act and the CNV Regulations, it is proper to allocate to the statutory reserve an amount of no less than 5% of the income for the period, more or less the adjustments made in previous periods, the transferences of the general income to retained earnings and the prior absorption of losses, until it reaches 20% of the capital stock plus the balance in the account of adjustment to capital stock. Floor is granted to the Shareholders so that they can make the pertinent proposals for the treatment of the income for the period. The proxy of shareholder D’Odorico takes the floor and proposes to allocate in thousands of Ps.: a) the amount of $344,596 to the Statutory Reserve and b) the amount of $6,547,325 from the remaining balance of the income for the period to increase the Voluntary Reserve in accordance with section 70 of the Argentine Business Entities Act, which may be allocated to: (i) the investment projects already undertaken and/or (ii) future investments made by the Company and/or its subsidiaries related to the new projects such as the acquisition of assets that may be approved by the Board of Directors and/or

(iii) payment of dividends based on the evolution of the financial position of the Company and the Company’s dividend distribution policy in force. In addition, he proposes the payment of the Profit-sharing Bonus, pursuant to sections 12 and 33 of the Bylaws, delegating to the Board of Directors the conditions for its payment. The proxy of shareholder Citibank takes the floor and casts 335,571,640 votes in favor of the motions by the proxy of shareholder D’Odorico; 23,936,620 negative votes and he abstains from casting 179,250 votes. Afterwards, the proxies of shareholders ANSES and Argentine Government take the floor and express that they approve the motion by the proxy of shareholder D’Odorico and they abstain from voting on the issue related to the payment of the profit-share bonus to the personnel. After a short debate, and having the shareholders cast their votes, the proposal by the proxy of shareholder D’Odorico is approved by the majority of legitimate votes possible to be cast, pursuant to the following: a) in relation to the destination of the income for the period, the motion by the proxy of shareholder D’Odorico is approved by the majority of legitimate votes possible to be cast, with the negative vote by shareholder Citibank by 23,936,620 votes, by Mr. Mariano Turk with 1 vote; and by Mr. Martin Graschinsky with 1 vote, and the abstention from the same shareholder with 179,250 votes; and b) in relation to the payment of the profit-share bonus to the personnel of the Company, the motion from shareholder D’Odorico is approved by the majority of legitimate votes possible to be cast, with the negative vote of shareholders Citibank with 23,936,620 votes, Mr. Mariano Turk with 1 vote and Mr. Graschinsky with 1 vote, and the abstention from shareholder Citibank with 179,250 votes and the shareholder Argentine Government – Secretariat of Energy by 124,949,112 votes and the shareholder ANSES –FGS Ley 26425 with 27,992,640 votes. The fifth item on the Agenda is put for consideration: 5) CONSIDERATION OF THE PERFORMANCE BY THE COMPANY’S BOARD OF DIRECTORS FOR THE PERIOD ENDED DECEMBER 31, 2020. The proxy of shareholder D’Odorico takes the floor, who proposes to approve the performance of the Board of Directors as from their appointment to the date of this Meeting. The motion is put to vote. The proxy of shareholder Citibank takes the floor and casts 358,828,040 votes in favor of the motion by the proxy of shareholder D’Odorico, 133,400 negative votes and it abstains from casting 726,070 votes. After each of the remaining shareholders cast their affirmative votes, the proposal of shareholders D’Odorico’ proxy is approved by the majority of the votes possible to be cast, with the negative vote of shareholder Citibank with 133,400 votes and the abstentions of shareholders Citibank with 726,020 votes; Mr. Marcelo Suvá with 1,500,000 votes; Mr. Mariano Turk with 1 vote; Mrs. Cecilia Mosteiro with 1 vote; Mr. Martin Graschinsky with 1 vote and Mr. Marcos Mastrángelo with 1,000 votes. The Chairman puts the sixth item on the Agenda for consideration: 6) CONSIDERATION OF THE PERFORMANCE OF THE COMPANY’S STATUTORY AUDIT COMMITTEE FOR THE PERIOD ENDED DECEMBER 31, 2020. The proxy shareholder D’Odorico takes the floor and proposes to approve the performance of the Statutory Audit Committee as at the date of this Meeting. The motion is put to vote. The proxy of shareholder Citibank takes the floor and casts 358,059,010 votes in favor of the motion by the proxy of shareholder D’Odorico, 73,260 negative votes and it abstains from casting 755,240. In virtue thereof, having all shareholders cast their votes, the proposal by the proxy of shareholder D’Odorico is approved by the majority of legitimate votes possible to be cast, with the negative vote from shareholder Citibank with 73,260, and the abstentions from shareholders Citibank with 755,240 votes; Mr. Mariano Turk with 1 vote; Mrs. Cecilia Mosteiro with 1 vote; Mr. Martin Graschinsky with 1 vote and Mr. Marcos Mastrángelo with 1,000 votes. The seventh item on the Agenda is put for consideration: 7) CONSIDERATION OF THE REMUNERATION OF THE MEMBERS OF THE COMPANY’S BOARD OF DIRECTORS, FOR THE PERIOD ENDED DECEMBER 31, 2020, WITHIN THE LIMITS ESTABLISHED FOR EARNINGS BY SECTION 261 OF LAW No. 19550 AND THE REGULATIONS BY THE ARGENTINE SECURITIES COMMISSION. CONSIDERATION OF THE ADVANCE PAYMENT OF THE FEES TO THE BOARD OF DIRECTORS FOR THE PERIOD THAT WILL CLOSE DECEMBER 31, 2021. The Chairman takes the floor and informs that, pursuant to the considerations made in the Meeting of the Board of Directors held on March 15, 2021, the Company’s Board of Directors proposed the Shareholders to ratify the advance payment of the fees received by the Board of Directors during the period ended December 31, 2020 for the total amount of $12,510,000 for their competence and professional reputation. In addition, they proposed the Shareholders to authorize the members of the Board of Directors to continue collecting advance payments during this period, provided it is approved by the appropriate shareholders’ meeting that consider the financial statements for the period ended December 31, 2021. The proxy of the shareholder D’Odorico takes the floor, and proposes to: i) approve the remuneration of the Directors for the period ended December 31, 2020, ratifying the advance payments collected, for a total amount of $12,510,000 for their competence, performance and professional reputation pursuant to the following details: Miguel Dodero $1,050,000; Cristian López Saubidet $1,050,000; Osvaldo Reca $1,365,000; Diego Gustavo Petracchi $1,050,000; Tomás José White $1,365,000; Liliana Marusi $150,000; Juan José Salas $1,365,000.00; Marcelo Suvá $75,000; Tomás Peres $1,050,00.00; Pablo Javier Vega $150,00.00; Jose Luis Morea $1,365,000; Jorge Eduardo Villegas $1,050,000; and Guillermo Pons $750,000; and ii) authorize the members of the Board of Directors and the members of the Supervisory Committee to collect advance payments provided it is approved by the next Shareholders’ Meeting that shall consider the annual financial statements for the period ended December 31, 2021. The motion by the proxy of shareholder D’Odorico is put to vote. The proxy of shareholder Citibank takes the floor and casts 358,891,090 votes in favor of the motion by the proxy of shareholder D’Odorico, 609,880 negative votes and it abstains from casting 186,540 votes. Then, the proxy of shareholder ANSES takes the floor and (1) votes in favor of approving the fees of Directors for the fiscal period ended December 31, 2020; and (2) abstains from voting regarding the authorization for the members of the Board of Directors and the Supervisory Committee receive the advance payment for the fees so that it can be decided on the next Meeting considering the financial statements ended December 31, 2021. In virtue thereof, having all shareholders cast their votes, the proposal by the proxy of shareholder D’Odorico is approved by the majority of legitimate votes possible to be cast, with the negative vote from shareholder Citibank with 609,980 votes and the shareholder Argentine Government –Secretariat of Energy with 124,949,112 votes; and with the abstentions from shareholders Citibank with 186,540 votes; Mr. Marcelo Suvá with 1,500,000 votes and Mr. Marcos Mastrángelo with 1,000 votes and shareholder ANSES only regarding the advance payment of fees. The eight item on the Agenda is put for consideration: 8) CONSIDERATION OF THE REMUNERATION TO THE COMPANY’S STATUTORY AUDIT COMMITTEE FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020, AND THE FEES’ REGIME FOR THE FISCAL YEAR TO END DECEMBER 31, 2021. The proxy of shareholder D’Odorico takes the floor and proposes the following: i) the approval of the remuneration of the members of the Statutory Audit Committee for the fiscal year ended December 31, 2020 for the amount of Ps. 950,000, in accordance with the following details: Cesar Halladjian $425,000; Eduardo Erosa $262,500 and Juan Nicholson $262,500, and ii) to authorize the members of the Statutory Audit

Committee to receive advance payment provided it is approved on the next Meeting, which Meeting shall consider the financial statements for the fiscal year ended December 31, 2021. The motion by the proxy of shareholder D’Odorico is put to vote. Afterwards, the proxy of shareholder Citibank states that it issues 358,886,620 votes in favor of the proposal by the proxy of shareholder D’Odorico; 583,030 negative votes; and that it abstains from casting 217,860 votes. Afterwards, the proxy of shareholder ANSES –FGS Ley 26425 votes against the motion by the proxy of shareholder D’Odorico with 27,992,640 votes. After short deliberation and shareholders having cast their votes, the proposal by the proxy of shareholder D’Odorico is approved by the majority of legitimate votes possible to be cast with the negative vote of shareholders Citibank with 583,030 votes; ANSES –FGS Ley 26425 with 27,992,640 votes and shareholder Argentine Government –Secretariat of Energy regarding the fees of the members of the Statutory Audit Committee; and with the abstention of shareholder Citibank with 217,860 votes. Next, Mr. Chairman submits to people present the ninth item on the Agenda for consideration. 9) DETERMINATION OF THE NUMBER OF DEPUTY DIRECTORS AND APPOINTMENT OF DIRECTORS AND DEPUTY DIRECTORS. CONSIDERATION OF THE CONTINUITY OF THE CURRENT CHAIRMAN UNTIL THE APPOINTMENT TO BE MADE BY THE COMPANY’S BOARD OF DIRECTORS. In this regard, Mr. Chairman informs that in accordance with Section 17 of the Company’s Bylaws, the direction and management of the Company shall be in charge of a Board of Directors formed by 11 (eleven) directors and the same or lower number of deputy directors. Regard being had to the foregoing, it is necessary to determine the number of deputy Directors for the fiscal year 2021. Afterwards, the proxy of shareholder D’Odorico takes the floor, proposes and votes for the number of Deputy Directors for the current fiscal year to be fixed in 11 (eleven). The motion is put to vote. Afterwards, the proxy of shareholder Citibank states that regarding the motion by the proxy of shareholder D’Odorico, it issues 342,051,860 votes in favor; 7,802,720 negative votes; and that it abstains from casting 9,832,930 votes. Afterwards, the proxy of shareholder ANSES –FGS Ley 26425 states that it refrains from voting on the proposed motion. After short deliberation and the shareholders having cast their votes, the proposal by the proxy of shareholder D’Odorico is approved by the majority of legitimate votes possible to be cast, with the negative vote of shareholder Citibank with 7,802,720 votes and with the abstention of shareholder Citibank with 9,832,930 votes and shareholder ANSES –FGS Ley 26425 with 27,992,640 votes. Mr. Chairman takes the floor informing that the number of Deputy Directors for the fiscal year 2021 being fixed, it is necessary to appoint Directors and Deputy Directors for the fiscal year to end December 31, 2021 on the grounds of the expiration of all terms in office. Moreover, Mr. Chairman puts on record that in order to appoint the members of the Board of Directors, the provisions of Section 109 of Law no. 26831, Section 16 and related sections of Chapter III, Title II of the Argentine Securities Commission (CNV) Regulations must be taken into account, regarding the independent character that most of the members of the Company’s Statutory Audit Committee must bear. Afterwards, the proxy of shareholder D’Odorico takes the floor and proposes a) to appoint the following as Directors of the Company: Osvaldo Arturo Reca, Miguel Dodero, José Luis Morea, Juan José Salas, Soledad Reca, Tomás Peres, Tomás José White, Marcelo Atilio Suva, Diego Petracchi, Jorge Eduardo Villegas and Guillermo Rafael Pons, and b) to appoint the following as Deputy Directors of the Company: Fernando Roberto Bonnet, Justo Pedro Saenz, Adrián Gustavo Salvatore, Javier Alejandro Torre, Rubén Omar López, José Manuel Pazos, Enrique Gonzalo Ballester, Oscar Luis Gosio, Enrique Terraneo, Alejo Villegas and Gabriel Enrique Ranucci. Moreover, she states that Osvaldo Arturo Reca, Tomás Peres, Soledad Reca, Fernando Roberto Bonnet, José Manuel Pazos, Marcelo Atilio Suva, Justo Pedro Saenz, Adrián Gustavo Salvatore, Javier Alejandro Torre, Rubén Omar López, Enrique Terraneo, Miguel Dodero and Diego Petracchi are not independent, and that José Luis Morea, Juan José Salas, Tomás José White, Jorge Eduardo Villegas, Alejo Villegas, Guillermo Rafael Pons, Oscar Luis Gosio, Enrique Gonzalo Ballester and Gabriel Enrique Ranucci are independent pursuant to the provisions of Section 11, Chapter III, Title II of the Argentine Securities Commission (CNV) Regulations. She also informs that in accordance with CNV Regulations, the above mentioned candidates have stated that they support the adoption of a Corporate Governance Code aimed at implementing certain practices of good governance, which are considered as a protection instrument for shareholders and third parties in general. The motion is put to vote. Afterwards, the proxy of shareholder Citibank states that regarding the motion by the proxy of shareholder D’Odorico, it issues 342,051,860 votes in favor; 7,802,720 negative votes; and that he abstains from casting 9,832,930 votes. The proxy of shareholder Argentine Government –Secretariat of Energy takes the floor and states its abstention from voting the motion by the proxy of shareholder D’Odorico. Afterwards, the proxy of shareholder ANSES –FGS Ley 26425 states its abstention from voting the motion. After a short debate and having the shareholders cast their votes, the motion by the proxy of shareholder D’Odorico is approved by the majority of legitimate votes possible to be cast with the negative vote of shareholder Citibank with 7,802,720 votes and with the abstention of shareholders Argentine Government –Secretariat of Energy with 124,949,112 votes; ANSES –FGS Ley 26425 with 27,992,640 votes and Citibank with 9,832,930 votes. Mr. Chairman informs that as a consequence of the foregoing, the new Board of Directors is formed as follows:

	DIRECTORS	DEPUTY DIRECTORS
1	OSVALDO ARTURO RECA (ID 10,176,569)	Fernando Roberto BONNET (ID 25,912,893)
2	Miguel DODERO (ID 11,450,697)	Justo Pedro SAENZ (ID 11,959,191)
3	José Luis MOREA (ID 11,773,941)	Adrián Gustavo SALVATORE (ID 18,403,083)
4	Juan José SALAS (ID 13,909,724)	Javier Alejandro TORRE (ID 18,089,213)
5	Soledad RECA (ID 35,146,280)	Rubén Omar LÓPEZ (ID 16,900,928)
6	Tomás PERES (ID 92,822,329)	José Manuel PAZOS (ID 22,364,131)
7	Tomás José WHITE (ID 12,946,343)	Enrique Gonzalo BALLESTER (ID 10,795,590)
8	Marcelo Atilio SUVA (ID 5,081,825)	Oscar Luis GOSIO (ID 11,045,501)
9	Diego PETRACCI (ID 22,847,770)	Enrique TERRANEO (ID 23,725,715)
10	JORGE EDUARDO VILLEGAS (ID 7,621,383)	Alejo VILLEGAS (ID 28,030,011)
11	Guillermo Rafael PONS (17,025,659)	Gabriel Enrique RANUCCI (ID 23,831,116)

Finally and regarding the continuity of the current Chairman until the appointment to be made by the Company’s Board of Directors, Mr. Chairman informs the present individuals that he will continue being Chairman until the distribution of charges at the first meeting of the newly-appointed Board of Directors and, eventually, until the meeting where the financial statements ending December 31, 2021 are put to consideration, should the Board of Directors decide so. Afterwards, the tenth item on the Agenda was submitted for consideration. 10) APPOINTMENT OF THE MEMBERS AND ALTERNATE MEMBERS OF THE COMPANY’S STATUTORY AUDIT COMMITTEE FOR THE FISCAL YEAR TO END DECEMBER 31, 2021. Mr. Chairman takes the floor and informs that pursuant to the Bylaws in force, the Statutory Audit Committee must be formed by 3 (three) members and 3 (three) deputy members, which shall be appointed by the only class of share of the Company. He informs that in order to appoint the members of the Statutory Audit Committee, the provisions of Section 79 of the Capital Markets Act no. 26831 and Section 12 of Chapter III, Title II and Chapter I, Tittle XII of CNV Regulations must be taken into account. The proxy of shareholder José Luis D’Odorico, who proposes and votes to appoint Carlos Cesar Adolfo Halladjian, Eduardo Antonio Erosa and Juan Antonio Nicholson as statutory auditors and Carlos Adolfo Zlotnitzky, Cristina Margarita De Giorgio and Lucas Nicholson as deputy statutory auditors. Moreover, all candidates are independent pursuant to Section 79 of the Capital Markets Act no. 26831 and pursuant to Section 12, Chapter III, Title II and IV of Chapter I, Title XII, CNV Regulations. Afterwards, the proxy of Citibank states that regarding the proposal by the proxy of shareholder D’Odorico, it issues 349,780,410 votes in favor, 75,300 negative votes and abstains from casting 9,831,800 votes. Then, the proxy of shareholder Argentine Government –Secretariat of Energy informing it votes against the motion of shareholder D’Odorico’s proxy and votes to appoint Alejandro Mario Roisentul Wuilliams (ID no. 16,582,666) and Claudia Inés Siciliano (ID no. 12,739,046) as statutory auditor and deputy statutory auditors, respectively. Moreover, he states that Roisentul Wuilliams and Siciliano are independent in accordance with Section 11, Chapter III, Title II of CNV Regulations. Afterwards, the proxy of shareholder ANSES –FGS Ley 26425 takes the floor and states it votes against the proposal of shareholders D’Odorico’s proxy and accompanies the proposal of shareholder Argentine Government –Secretariat of Energy. After a short debate and each of the shareholders having cast their votes, the proposal of shareholder D’Odorico is approved by the majority of legitimate votes possible to be cast with the negative vote of shareholder Citibank with 75,300 votes; Argentine Government –Secretariat of Energy with 124,949,112 votes and ANSES –FGS Ley 26425 with 27,992,640 votes; and with the refraining of shareholder Citibank with 9,831,800 votes. Afterwards, and based on the foregoing, the following is the formation of the new Statutory Audit Committee:
	STATUTORY AUDITOR	DEPUTY STATUTORY AUDITOR
1.	Carlos Cesar HALLADJIAN (ID 25,636,999)	Carlos Adolfo ZLOTNITZKY (ID 28,425,172)
2.	Eduardo Antonio EROSA (ID 12,840,773)	Cristina Margarita De Giorgio (ID 14, 321,891)
3.	Juan Antonio NICHOLSON (ID 7,602,869)	Lucas NICHOLSON (ID 32,151,298)

Afterwards, the eleventh item on the Agenda was submitted for consideration. 11) CONSIDERATION OF THE COMPANY’S CERTIFYING ACCOUNTANT’S FEES WITH RESPECT TO THE ANNUAL ACCOUNTING DOCUMENTS FOR THE FISCAL YEAR 2020. The proxy of shareholder D’Odorico takes the floor, who proposes and votes to approve, together as a whole with the proposal made by the Company’s Board of Directors at its meeting dated March 15, 2021, to approve the fee of external auditors for the fiscal period 2020 for an amount of $20,866,428 for audit services and $1,007,724 for tax services. The proposal is put to vote. Afterwards, the proxy of shareholder Citibank issues 358,942.80 votes in favor of the proposal by the proxy of shareholder Citibank, 119,000 negative votes and abstains from casting 625,690 votes. Afterwards, the proxy of shareholder Argentine Government –Secretariat of Energy votes against the proposal of shareholders D’Odorico’s proxy with 124,949,112 votes. ANSES –FGS Ley 26425 votes against the motion with 26,425 votes against the motion of shareholder D’Odorico’s proxy with 27,992,640 votes. After a short debate and the shareholders having cast their votes, the motion by the proxy of shareholder D’Odorico is approved by the majority of legitimate votes possible to be cast, with the negative votes of shareholder Citibank with 119,000 votes; the Argentine Government –Secretariat of Energy with 124,949,112 votes and ANSES –FGS Ley 26425 with 27,992,640 votes; and with Citibank refraining with 625,690 votes. The twelfth item on the Agenda is put to consideration. 12) APPOINTMENT OF THE CERTIFYING ACCOUNTANT FOR THE FISCAL YEAR TO END DECEMBER 31, 2021 AND DETERMINATION OF ITS REMUNERATION. The proxy of shareholder D’Odorico takes the floor, proposes and votes a) the appointment of Pistrelli, Henry Martin y Asociados S.R.L. as accounting auditors for the fiscal year commenced January 1, 2021 and the appointment of Germán Enrique Cantalupi (Professional Council in Economic Sciences for the City of Buenos Aires, registered under Volume 248, Page 60), partner of such firm, as Certifying Accountant; and the appointment of Gustavo Ariel Kurgansky (Professional Council in Economic Sciences for the City of Buenos Aires, registered under Volume 309, Page 176) as Deputy Certifying Accountant of the mentioned financial statements; and b) the approval of the auditors’ remunerations corresponding to the fiscal year 2021 during the next Annual General Meeting. The motion by the proxy of shareholder D’Odorico was put to vote. Afterwards, the Proxy of shareholder Citibank states that regarding D’Odorico’s proposal, it issues 359,062,280 votes in favor; 51,060 negative votes and that it abstains from casting 574,170 votes. The proxy of shareholder ANSES –FGS Ley 26425 votes against the motion of shareholder D’Odorico’s proxy with 27,992,640. After a short debate and after each of the shareholders cast their votes, the proposal of the proxy of shareholders D’Odorico is approved by the majority of legitimate votes possible to be cast, with the negative votes of shareholders Citibank with 51,060 votes and shareholder ANSES –FGS Ley 26425 with 27,992,640 and with the abstention of shareholder Citibank with 574,170 votes. The thirteenth item on the Agenda was put to consideration. 13) APPROVAL OF THE ANNUAL BUDGET FOR THE SUPERVISORY COMMITTEE. In this regard, Mr. Chairman informs that in accordance with the last paragraph of Section 110 of Law no. 26831, it is at the Shareholders’ Meeting of the Company that the budget for the Supervisory Committee has to be assigned. For such purpose, the powers and duties set for by the regulations and the legislation in force for such Committee must be taken into account. Afterwards, the proxy of shareholder D’Odorico proposes and votes to assign a Ps. 300,000 budget for the functioning of the Supervisory Committee, which will enable the Committee to better develop the duties established by the regulations and legislation in force. The motion is put to vote. Then, shareholder Citibank’s proxy states that regarding D’Odorico’s proposal, it issues 350,272,870 votes in favor; 74,900 votes against; and that it abstains from casting 9,339,740 votes. The proxy of Argentine Government –Secretariat of Energy refrains from voting D’Odorico’s motion with 124,949,112 votes. The proxy of shareholder ANSES –FGS Ley 26425 votes against the motion of shareholder D’Odorico’s proxy with 27,992,640. After a short debate and after each of the shareholders cast their votes, the proposal of the proxy of shareholders D’Odorico is approved by the majority of legitimate votes possible to be cast, with the negative votes of shareholders Citibank with 74,900 votes and shareholder ANSES –FGS Ley 26425 with 27,992,640 and with the abstention of shareholder Citibank with 9,339,740 votes and the Argentine Government –Secretariat of Energy with 124,949,112 votes. The fourteenth item on the Agenda was put to consideration. 14) CONSIDERATION OF THE AMENDMENT OF SECTION 14 OF THE BYLAWS ON SHAREHOLDERS’ MEETINGS SO AS TO INCORPORATE THE POSSIBILITY OF HOLDING THEM REMOTELY. The proxy of shareholder D’Odorico takes the floor and proposes to vote the amendment and replacement of Section 14 of the Bylaws for the following section: SECTION 14: The Shareholders’ Meeting is convened on first call when the shareholders represented the majority of the shares with a right vote are present. The Shareholders’ Meeting is convened on second call regardless of the amount of shares with a right to vote present. In both cases, decisions shall be made upon absolute majority of present votes possible to be cast. The participation of shareholders in the act, both at Ordinary and Special Shareholders’ Meetings, may be on their own behalf or through proxy, in-person or remotely guaranteeing free access to the meetings to all shareholders with voice and vote through a communication channel permitting simultaneous sound, images and words transmission, as longs as participants can be identified and can continue the debate and intervention in real time. Participants attending through any of the means mentioned above shall be considered present to all effects, including but not limited to determine whether there is quorum or not. The names of the persons participating remotely, their acting capacity, the place they were at and the technical mechanism used shall be recorded in the minutes (as per section 61 of Decree 471/2018 or the regulation amending or replacing it in the future). The Statutory Audit Committee shall record the regularity of the decisions taken during the meeting. The motion is put to vote. Then, the proxy of shareholder Citibank states it issues 324,651,620 positive votes in favor of the motion of shareholder D’Odorico’s proxy; 25,729,760 negative votes and it refrains from voting 9,306,130 votes. After each of the remaining shareholders cast their votes, the proposal of the proxy of shareholders D’Odorico is approved by the majority of legitimate votes possible to be cast, with the negative votes of shareholders Citibank with 25,729,760 votes and with its abstention with 9,306,130 votes. The fifteenth and last item on the Agenda is put to consideration. 15) GRANTING OF AUTHORIZATIONS. The proxy of shareholder D’Odorico takes the floor, proposes and votes to authorize Mr. Chairman and/or whom he may appoint, and/or José Manuel Pazos, and/or Osvaldo Pollice, and/or Esteban Pérez Monti, and/or Francisco Cronshey and/or Paola Ibarra and/or Christian Rodríguez Montes and/or Victoria Casabella Martinez and/or Mariano Luchetti and/or Florencia Riatti and/or María Lucila Winschel and/or Verónica Apollonio and/or José María Bazan and/or Teodoro Rodriguez Caceres and/or Juan Zurano and/or Milagros Marini so that any of them, individually and indistinctly, follow all the necessary procedures to file the decisions taken at the Meeting with the regulatory agencies, including without limitation, CNV, BYMA, MERVAL, Security Clearing House (Caja de Valores), the Business Entities Registry Office for the City of Buenos Aires (Inspección General de Justicia (“IGJ”)) (pursuant to Section 37 of the General Resolution IGJ no. 7/2015), and before any other regulation agency, being able to sign all kinds of presentations and/or forms, legal notices, law publications in general, affidavits, receive and answer lawsuits, commence proceedings and take all the proceedings necessary to obtain the respective records and approvals. The motion is put to vote. Afterwards, the proxy of shareholder Citibank states that regarding D’Odorico’s proposal, it issues 359,375,010 votes in favor, 116,650 negative votes and that it abstains from casting 195,850 votes. Afterwards, the proxy of shareholder ANSES –FGS Ley 26425 votes against the proposal with 27,992,640 votes. After a short debate and all the shareholders having cast their votes, the proposal by the proxy of shareholder D’Odorico is approved by the majority of legitimate votes possible to be cast, with 116,650 negative votes of shareholder Citibank and shareholder ANSES –FGS Ley 26425 with 27,992,640 negative votes and with the abstention from shareholder Citibank with 195,850 votes. Mr. César Halladjian, member of the Statutory Audit Committee of the Company, states that regard being had to the remote act and taking into account the provisions of General Resolution no. 830 of the Argentine Securities Commission, as well as legal and Bylaws provisions in force, this Meeting was held in accordance with such provisions and that the decisions were duly taken. There being no further business to discuss, Mr. Chairman expressed his gratitude for the attendance of all present and the meeting was adjourned at 2.11 p.m. Afterwards and complying with Title II, Chapter VIII, Section IV, article 23, paragraph d) of CNV Regulations, the votes of Citibank in its capacity as depositary are detailed for each item:
AGENDA	POSITIVE	NEGATVIE	ABSTENTION	TOTAL
1	1,153,880	358,406,100	127,530	359,687,510
2	55,490	359,496,520	135,500	359,687,510
3	57,880	339,931,480	19,698,150	359,687,510
4	23,936,620	335,571,640	179,250	359,687,510
5	133,400	358,828,040	726,070	359,687,510
6	73,260	358,059,010	755,240	359,687,510
7	609,880	358,891,090	186,540	359,687,510
8	583,030	358,886,620	217,860	359,687,510
9	7,802,720	342,051,860	9,832,930	359,687,510
10	75,300	349,780,410	9,831,800	359,687,510
11	119,000	358,943,820	625,690	359,687,510
12	51,060	359,062,280	574,170	359,687,510
13	74,900	350,272,870	9,339,740	359,687,510
14	25,729,760	324,651,620	9,306,130	359,687,510
15	116,650	359,375,010	195,850	359,687,510

By virtue of General Resolution No. 830 of the Argentine Securities Commission (section 1, subsection 5), the information regarding the attendees to the Shareholders’ Meeting is transcribed below:

Attendee	ID	Domicile	Capacity	Shareholder he/she represents	Connection
RECA, Arturo Osvaldo	10,176,569	City of Buenos Aires	Chairman of the Company	N/A	Notebook
SALAS, Juan José	13,909,724	City of Buenos Aires	Director of the Company	N/A	Notebook
VILLEGAS, Jorge Eduardo	7,621,383	Martindale Country Club, Pilar – Province of Buenos Aires	Director of the Company	N/A	Notebook
BONNET, Fernando Roberto	25,912,893	Province of Buenos Aires	Company’s General Manager:	N/A	Notebook
MARINARO, Leonardo	16,454,337	City of Buenos Aires	Secretary at the Shareholders Meeting	N/A	Notebook
SUVA, Marcelo Atilio	5,081,825	City of Buenos Aires	Shareholder and Director	On his own behalf	PC
HALLADJIAN, Carlos Cesar Adolfo	25,636,999	Formosa 328, piso 2, City of Buenos Aires	Statutory Auditor of the Company	N/A	PC
MONTI, Santiago	22,809,289	City of Buenos Aires	Proxy	Citibank NA Sucursal Argentina belonging to CITIBANK NA	Notebook
GUASCO, Sebastián Eduardo	23,890,094	Tte. 1° Ibáñez 565, piso 4 “B” Neuquén	Proxy	Province of Neuquén	Notebook
WHITE, Tomás José	12,946,343	Av. Juan de Garay 827, piso 5 “A”, City of Buenos Aires	Director of the Company	N/A	Notebook
EROSA, Eduardo Antonio	12,840,773	Salguero 1575, piso 1, City of Buenos Aires	Statutory Auditor of the Company	N/A	Notebook
LUCHETTI, Mariano Luis	23,091,297	Coronel Isidoro Suárez 37, Temperley, Buenos Aires	Proxy	RECA, Guillermo Pablo BLEDEL, Jorge	Notebook
CASTROGIOVANNI, Hernan	27,580,962	City of Buenos Aires	Proxy	ANSES – FGS Ley 26425	Notebook
MOREA, José Luis	11,773,941	Av. de Todos los Santos 5601, Barrio Santa Catalina, Lote 47, Benavidez, Province of Buenos Aires	Director of the Company	N/A	Notebook
SAUBIDET, Cristian López	24,205,781	Benavides, Province of Buenos Aires	Director of the Company	N/A	Notebook
PETRACCHI, Diego Gustavo	22,857,770	Bartolomé Mitre 1824, City of Buenos Aires	Director of the Company	N/A	Notebook
PERES, Tomás	92,822,329	Ruggeri 2944, 27 “A”, City of Buenos Aires	Director of the Company	N/A	Notebook

RODRIGUEZ CACERES, Teodoro	33,174,228	Balbastro 2250, Don Torcuato, Tigre, Province of Buenos Aires	Proxy	PERES MOORE, Gonzalo DE PAUL, Fabian Alejandro CASAS, Juan Carlos Martin	Notebook
SPRAGGON HERNANDEZ, Enrique	11,985,460	San Martin 945, piso 8, 9, 69 – City of Buenos Aires	Proxy	CAPUTO, Nicolas Martin CAPUTO, Jorge Antonio Nicolas CAPUTO, Mónica María VAZQUEZ, Roberto Gustavo	Notebook
CAPUTO, Marcos	31,011,123	Miñones 2177, City of Buenos Aires	Proxy	CAPUTO, Sebastián Luis CAPUTO, Ángeles María OLIVERA, Maria Verónica	Notebook
BRAUN PELLEGRINI, Ezequiel	28,862,571	City of Buenos Aires	Proxy	FITTE, María Inés VERSTRAETEN, Francisco Javier VERSTRAETEN, Christian Antonio MALBRAN, José María Ramón	Notebook
VERSTRAETEN, Astrid	21,980,441	City of Buenos Aires	Shareholder	On her own behalf	Notebook
DE LA FUENTE, Facundo	24,364,584	Uruguay	Shareholder	On his own behalf	Notebook
BROOK, Cecilia Ruth	14,026,172	Arenales 3875, piso 9, City of Buenos Aires	Shareholder	On her own behalf	Notebook
NICHOLSON, Juan Antonio	7,602,869	City of Buenos Aires	Statutory Auditor of the Company	N/A	Notebook
APOLONIO, Verónica Paola	31,723,017	City of Buenos Aires	Proxy	LUIS D’ODORICO, José	Notebook
GRANDE, María de los Milagros	24,603,588	City of Buenos Aires	Finances of the Company	N/A	Mobile telephone number
DE SIMONE, Micaela Andrea	30,367,688	City of Buenos Aires	Proxy	ARGENTINE GOVERNMENT - Ministry of Productive Development -Secretariat of Energy	Notebook
PEREZ MONTI, Esteban Leandro	26,281,593	City of Buenos Aires	Proxy	BONCAMPO S.A. MASTERSON, Christopher ORTÍZ MASLLORENS, José Manuel DE ELIA, Marcelo PARDO CABANILLAS, Fernando	Notebook
GRANSCHINSKY, Martin	35,266,756	City of Buenos Aires	Shareholder	On his own behalf	Notebook

BERTOLA, Mariela	34,739,952	City of Buenos Aires	Proxy	BOLSA DE COMERCIO DE BUENOS AIRES (BCBA)	Tablet
PALOMBA, Marcos	37,948,107	City of Buenos Aires	Proxy	ARGENTINE SECURITIES COMMISSION (CNV)	Notebook
TURK, Mariano Elian	21,656,662	City of Buenos Aires	Shareholder	On his own behalf	Notebook
MOSTEIRO, Cecilia Marta	20,204,431	City of Buenos Aires	Shareholder	On her own behalf	Notebook
MASTRANGELO, MARCOS	32,147,256	Province of Buenos Aires	Shareholder	On his own behalf	Notebook
PONS, Guillermo Rafael	17,025,659	Rioja 229, Piso 6, Province of Neuquén	Director of the Company	N/A	Notebook
AVIGLIANO, Juan	25,745,241	City of Buenos Aires	Accounting Manager	N/A	Notebook
TERRANEO, Enrique	23,725,715	City of Buenos Aires	CFO of the Company	N/A	Notebook
MACCHI, Nicolas	93,286,874	City of Buenos Aires	Company’s Head of Relations with the Investor	N/A	Notebook
EVANGELISTA, Camila	34,922,150	City of Buenos Aires	Proxy	ESCASANY, Eduardo José	Notebook
MARABOTTO, Andrés	94,129,541	City of Buenos Aires	Proxy	CINCO VIENTOS URUGUAY S.A. MIGUENS, Cristina Teresa TANOIRA, Gonzalo	Notebook
OBARRIO, Gimena	24,695,516	City of Buenos Aires	Proxy	POLINTER S.A.	Notebook